[Virtus letterhead]

May 19, 2009

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, DC 20549

Attention: Brion Thompson, Division of Investment Management

Re:	Virtus Opportunities Trust, formerly named Phoenix Opportunities Trust (the “Trust”)
Form N-14 File No. 333-158724

Dear Mr. Thompson:

Thank you for your telephonic comments on May 13, 2009 regarding the above—referenced post-effective amendment to the Registration Statement on Form N-14 for Virtus Opportunites Trust (“Registrant”) filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2009. Below, we describe the changes made to the registration statement in response to the SEC Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Where noted, changes, as applicable, have been made to the prospectus/information statement and pro forma combining financial statements. Revised pages of the foregoing documents are attached. These changes will be reflected in a revised Prospectus/Information Statement to be filed under Rule 497 after the automatic effectiveness of our previous filing on Saturday, May 23, 2009.

Comment #1:

In the last paragraph on Page 5, state the amount and who will pay the expenses of the Reorganization. In the response letter only, explain the Board’s basis for allocating all the costs of the reorganization to Virtus Core Bond Fund and why the Board believed this allocation to be reasonable.

Response:

The statement disclosing that Core Bond will pay the cost of the merger already appears at the end of the paragraph following the referenced paragraph. As requested, we have added the estimated costs of the Reorganization to that statement.

The Board was presented with certain information from Fund Management that indicated that total operating expenses of the surviving fund, as a percentage of assets, are lower than those of Core Bond, thus providing a savings to shareholders of Core Bond. Fund Management proposed, and the Board agreed, that based on the potential savings to Core Bond’s shareholders, that Fund should incur the costs of the merger.

Comment #2:

With regard to the statement on Page 8 that securities held by Core Bond may be sold after the Reorganization, please provide the basis for selling Core Bond securities after the Reorganization in order to comply with the investment practices of Bond.

Response:

We intend to receive an opinion of counsel concluding that the merger of these two funds will be a tax-free reorganization for federal income tax purposes. Tax counsel has advised us that significant repositioning of securities of the acquired fund, if done in contemplation of or as a result of the merger, may jeopardize the tax-free status of the transaction. Therefore, as is customary in the industry, it is advisable for the manager of Core Bond to continue to manage the Fund in the normal course of business and to leave any repositioning to the surviving fund.

Comment #3:

With regard to the fee table entitled “Examples of Fund Expenses” on Page 11, certain of the Class A and Class B numbers should be changed.

Response:

We have made the Class A change requested; the Class B expense numbers are correct as shown.

As described in the N-1A prospectus for Core Bond, the contingent deferred sales charge for Class B is calculated as of the last day of the month preceding the purchase of the shares. Therefore, in the example where the fee is calculated for one year, the purchase date for calculation purposes is as of the earlier month and the fee charged is lower. Shareholders who redeem their shares exactly one year after their purchase will be charged a 4% charge rather than 5% due to the calculation of the contingent deferred sales charge using an effective date as of the previous month. For clarity, we have added disclosure to this effect to the footnotes to the Class B Shares and Class C Shares shareholder fees tables on page 10.

Comment #4:

With regard to Page 18 discussion of capital loss carryforwards under “Agreement and Plan of Reorganization,” discuss whether or not there are any loss carryforwards in Core Bond and whether or not these will be lost after the Reorganization.

Response:

Since the disclosure on Page 18 is paraphrasing a provision of the Agreement and Plan of Reorganization, we do not believe a statement as to the specific status of Core Bond Fund’s loss carryforwards is appropriate here. However, the following statement appears in the second paragraph on page 20: “Bond’s utilization after the Reorganization of any pre-Reorganization losses realized by Core Bond to offset income or gain realized by Bond could be subject to limitation.” We believe this statement addresses this comment. A similar statement also appears in Note 7 of the Notes to Pro Forma Combining Financial Statements where the capital loss carryovers for both funds are shown in detail.

Comment #5:

With regard to Page 18 discussion of Trustee considerations, explain rationale for the bullet point stating “Core Bond will bear the expenses of the Reorganization.”

Response:

Please refer to our response to Comment #1 for the explanation of the allocation of those expenses.

Comment #6:

With regard to the Capitalization table on Page 20, the merger expenses should be reflected in the “Adjustments” column labeled “Total Net Assets.”

Response:

We have made the requested changes to this table.

Comment #7:

In the “Pro Forma Combining Statement of Operations on Page F-12, under “EXPENSES”, revise “Distribution and service fees – Class C” and “NET INCREASE(DECREASE) IN NET ASSETS RESULTING FROM OPERATONS” so that the Bond Fund Pro Forma numbers are correct.

Response:

We have made the requested changes.

As you have requested and consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	The Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Form N-14;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	The Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Any questions with respect to this filing should be directed to Avery Maher at (617) 338-4057, Ann Flood at (860) 263-4746 or to the undersigned at (860) 263-4791.

Sincerely,

Kevin J. Carr, Esq.

cc:	Ann Flood
Avery Maher

After the Reorganization, the value of your shares will depend on the performance of Bond rather than that of Core Bond. The Board of Trustees of the Trust believes that the Reorganization will benefit both Funds and their respective shareholders. The costs of the Reorganization, including the cost of mailing this Prospectus/Information Statement, are estimated to be $80,000 and will be paid by Core Bond.

Both Funds declare and pay dividends from net investment income semiannually and will distribute net realized capital gains, if any, at least annually. These dividends and distributions will continue to be automatically reinvested in additional Class A, Class B and Class C shares of Bond or distributed in cash, in accordance with your election.

The Trustees of the Trust, including the Trustees who are not “interested persons” as such term is defined in the 1940 Act (the “Disinterested Trustees”), have concluded that the Reorganization would be in the best interests of both Funds and their respective shareholders, and that the interests of the Funds’ existing shareholders will not be diluted as a result of the Reorganization.

Will I be able to purchase, exchange and redeem shares and receive distributions in the same way?

The Reorganization will not affect your right to purchase and redeem shares, to exchange shares or to receive distributions. After the Reorganization, you will be able to purchase additional Class A, Class B and Class C shares, as applicable, of Bond in the same manner as you did for your shares of Core Bond before the Reorganization. For more information, see “Purchase and Redemption Procedures,” “Exchange Privileges” and “Dividend Policy” below.

How do the Funds’ investment objectives, principal investment strategies and risks compare?

The investment objectives of the Funds are substantially similar. The investment objective of both Funds is non-fundamental, which means that it may be changed by vote of the Trustees, without shareholder approval. The investment strategies of the Funds are similar; however, there are some differences. Both Funds invest at least 80% of their assets in bonds. However, under normal circumstances, Core Bond invests at least 80% of its assets in investment grade bonds of U.S. issuers, while Bond invests at least 65% of its assets in bonds rated Baa3 or higher by Moody’s Investor Services (“Moody’s”) or BBB or higher by Standard and Poor’s Corporation (“S&P”). Each Fund may invest in high yield-high risk fixed income securities (junk bonds); however, over the recent past (since January 2007), Core Bond has held de minimis amounts of such bonds, while Bond has held an average 7.8% of its assets in junk bonds.

The following tables summarize a comparison of Core Bond and Bond with respect to their investment objectives and principal investment strategies, as set forth in the Fixed Income Prospectus and Statement of Additional Information relating to both Funds.

Core Bond

Investment Objective	Current income and capital appreciation

Principal Investment Strategies	Under normal circumstances, the fund invests at least 80% of its assets in investment grade bonds of U.S. issuers. “Bonds” are fixed income debt securities of various types of issuers, including corporate bonds, short-term instruments, U.S. Government securities, mortgage-backed and asset-backed securities, collateralized mortgage obligations (CMOs) and municipal securities. Investment grade bonds are those with credit ratings, at the time of acquisition, within the four highest rating categories of a nationally recognized statistical rating organization, or if unrated, those that the subadviser determines, pursuant to procedures reviewed and approved by the Board of Trustees, are of comparable quality. The fund intends to maintain an average credit quality of “A” or better as rated by Moody’s Investors Services, Inc. or Standard & Poor’s. If after the time of investment a security’s rating declines, the fund is not obligated to sell the security. The fund’s policy of investing 80% of its assets in bonds may be changed only upon 60 days written notice to shareholders.

Shareholder Fees (fees paid directly from your investment)

	Core Bond Class C		Bond Class C		Bond (Pro Forma) Class C
Maximum Sales Charge (Load) Imposed on a Purchase (as a percentage of offering price)	None		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the value redeemed or the amount invested)	1.00	%(3)	1.00	%(3)	1.00	%(3)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None		None		None
Redemption Fee	None		None		None
Exchange Fee	None		None		None
Fees and Expenses (as a percentage of average daily net assets)
	Core Bond Class C		Bond Class C		Bond (Pro Forma) Class C
Management Fees	0.45%		0.50%		0.45	%(4)
Distribution and Shareholder Servicing (12b-1) Fees(5)	1.00%		1.00%		1.00%
Other Expenses	0.47%		0.42%		0.30%

Total Annual Fund Operating Expenses(6)(7)	1.92%		1.92%		1.75%

(1)	A contingent deferred sales charge of 1% may apply on certain redemptions made within one year following purchases on which a finder’s fee has been paid. The one-year period begins on the last day of the month preceding the month in which the purchase was made.

(2)	The maximum deferred sales charge is imposed on Class B shares redeemed during the first year; thereafter, it decreases 1% annually to 2% during the fourth and fifth years and to 0% after the fifth year. For purposes of calculating the time period held, Class B Shares purchased in any month are considered purchased on the last day of the preceding month.

(3)	The deferred sales charge is imposed on Class C shares redeemed during the first year only. For purposes of calculating the time period held, Class C Shares are considered purchased on the trade date.

(4)	Immediately prior to the Reorganization, VIA will lower the management fee of Bond to 0.45%.

(5)	Distribution and Shareholder Servicing (12b-1) Fees represent an asset based sales charge that, for a long-term shareholder, over time may be higher than the maximum front-end sales charge permitted by FINRA.

(6)	VIA has voluntarily agreed to limit total operating expenses of Core Bond (excluding interest, taxes and extraordinary expenses) so that such expenses do not exceed 1.00% for Class A shares, 1.75% for Class B shares and 1.75% for Class C shares. The Adviser may discontinue this voluntary expense cap at any time. VIA may recapture operating expenses reimbursed under this arrangement subsequent to August 23, 2007, for a period of three years following the end of the fiscal year in which such waiver or reimbursement occurred, subject to certain limitations.

(7)	VIA has voluntarily agreed to limit total operating expenses of Bond (excluding interest, taxes and extraordinary expenses) so that such expenses do not exceed 0.85% for Class A shares, 1.60% for Class B shares and 1.60% for Class C shares. The Adviser may discontinue this voluntary expense cap at any time. VIA may recapture operating expenses reimbursed under this arrangement subsequent to August 23, 2007, for a period of three years following the end of the fiscal year in which such waiver or reimbursement occurred, subject to certain limitations.

The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in Core Bond versus Bond and Bond (Pro Forma), assuming the Reorganization takes place. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.

Examples of Fund Expenses

	Class A
	One Year	Three Years	Five Years	Ten Years
Core Bond	$589	$829	$1,088	$1,828
Bond	$589	$829	$1,088	$1,828
Bond (Pro Forma)	$572	$778	$1,000	$1,641

	Class B
	One Year	Three Years	Five Years	Ten Years
Core Bond	$595	$803	$1,037	$2,048
Bond	$595	$803	$1,037	$2,048
Bond (Pro Forma)	$578	$751	$948	$1,863

	Class C
	One Year	Three Years	Five Years	Ten Years
Core Bond	$295	$603	$1,037	$2,243
Bond	$295	$603	$1,037	$2,243
Bond (Pro Forma)	$278	$551	$948	$2,061

You would pay the following expenses if you did not redeem your shares:

	Class B
	One Year	Three Years	Five Years	Ten Years
Core Bond	$195	$603	$1,037	$2,048
Bond	$195	$603	$1,037	$2,048
Bond (Pro Forma)	$178	$551	$948	$1,863

	Class C
	One Year	Three Years	Five Years	Ten Years
Core Bond	$195	$603	$1,037	$2,243
Bond	$195	$603	$1,037	$2,243
Bond (Pro Forma)	$178	$551	$948	$2,061

How do the Funds’ performance records compare?

The following charts show how the Class A shares of Core Bond and Bond have performed in the past. Core Bond, a series of the Trust (“Successor Fund”), is the successor of the Phoenix Core Bond Fund, a series of Phoenix Series Fund (“Predecessor Fund”), resulting from a reorganization of the Predecessor Fund with and into the Successor Fund on June 27, 2007. The Predecessor Fund and the Successor Fund had identical investment objectives and strategies. The Successor Fund has adopted the past performance of the Predecessor Fund as its own. Therefore the performance tables below include the performance of the shares of the Predecessor Fund prior to Core Bond’s commencement date. Past performance, before and after taxes, is not an indication of future results.

Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If the Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, Core Bond would recognize gain or loss on the transfer of its assets to Bond and each shareholder of Core Bond would recognize a taxable gain or loss equal to the difference between its tax basis in its Core Bond shares and the fair market value of the shares of Bond it received.

Bond’s utilization after the Reorganization of any pre-Reorganization losses realized by Core Bond to offset income or gain realized by Bond could be subject to limitation. Shareholders of Core Bond should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances.

Pro-forma Capitalization

The following table sets forth the capitalization of Core Bond and Bond as of September 30, 2008, and the capitalization of Bond on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 0.795 Class A shares, 0.805 Class B shares and 0.808 Class C shares of Bond for each Class A, Class B and Class C share, respectively, of Core Bond.

Capitalization of Core Bond, Bond and

Bond (Pro Forma)

(amounts reported in 000s)

	Core Bond	Bond	Adjustments	Bond Pro-forma (After Reorganization)
Net Assets
Class A	$55,351	$23,823	(76)*	$79,098
Class B	$1,207	$4,075	(2)*	$5,280
Class C	$1,385	$2,839	(2)*	$4,222
Class I	$—	$141,830	—	$141,830

Total Net Assets	$57,943	$172,567	(80)	$230,430

Net Asset Value Per Share
Class A	$7.75	$9.75		$9.75
Class B	$7.69	$9.55		$9.55
Class C	$7.72	$9.58		$9.58
Class I	$—	$9.86		$9.86
Shares Outstanding
Class A	7,141	2,443	(1,464)	8,120
Class B	157	427	(31)	553
Class C	179	296	(34)	441
Class I	—	14,389	— ***	14,389

Total Shares Outstanding**	7,477	17,555	(1,529)	23,503

*	Table reflects $80,000 of estimated merger expenses, which will be paid by Core Bond.

**	Reflects change in shares outstanding due to reduction of Class A, Class B and Class C shares of Bond in exchange for Class A, Class B and Class C shares, respectively, of Core Bond based on the net asset value of Bond’s Class A, Class B and Class C shares, respectively, at September 30, 2008.

***	Class I information has no adjustment since it is not part of this Reorganization.

The table set forth above should not be relied upon to calculate the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

Virtus Bond/Core Bond Fund

Pro Forma Combining Statement of Operations

September 30, 2008 (Unaudited)

Reported in (000’s)

	Virtus Bond Fund		Virtus Core Bond Fund	Adjustments			Virtus Bond Fund Pro Forma Combining Portfolios
INVESTMENT INCOME
Dividends	$			$			$—
Interest		6,209	3,498				9,707
Security lending		9	4				13
Foreign taxes withheld			—				—

Total investment income		6,218	3,502		—		9,720

EXPENSES
Investment advisory fee		603	287		(61)	(a)	829
Service fees - Class A		71	152		—	(a)	223
Distribution and service fees - Class B		43	14		—	(a)	57
Distribution and service fees - Class C		25	14		(1)	(a)	38
Distribution and service fees - Class I		—	—		—	(a)	—
Administration fee		101	54		3	(a)	158
Transfer agent		68	129		(23)	(a)	174
Registration		63	32		(33)	(a)	62
Printing		24	14		12	(a)	50
Professional		36	33		(31)	(a)	38
Custodian		26	23		(13)	(a)	36
Trustees		10	5		(6)	(a)	9
Miscellaneous		15	9		(1)	(a)	23
Total expenses		1,085	766		(154)	(a)	1,697
Less: Custodian fees paid indirectly		(2)	(1)		3	(a)	—
Less: Expenses reimbursed by investment adviser and/or administrator and distributor		(95)	(106)		(65)	(a)	(266)

Net expenses		988	659		(216)	(a)	1,431

NET INVESTMENT INCOME (LOSS)		5,230	2,843		216	(a)	8,289

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on securities		(3,840)	(6)		—		(3,846)
Net change in unrealized appreciation (depreciation) on investments		(4,696)	(4,194)		—		(8,890)
					—
Net gain (loss) on investments		(8,536)	(4,200)		—		(12,736)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS		$(3,306)	$(1,357)		$216		$(4,447)

Adjustments:

(a)	Adjustments are true-ups to reflect combined fund expenses

See Notes to Pro Forma Financial Statements.

Virtus Core Bond Fund/Virtus Bond Fund

Notes to Pro Forma Combining Financial Statements

September 30, 2008 (Unaudited)

1.	Basis of Combination

The accompanying unaudited Pro Forma Combining Schedule of Investments, Statement of Assets and Liabilities and Statement of Operations are presented to show the effect of the proposed merger of the Virtus Core Bond Fund (“Merging Fund”) into Virtus Bond Fund (“Surviving Fund”). Under the terms of the Plan of Reorganization the proposed merger will be accounted for by the method of accounting for tax-free mergers of investment companies. Under the terms of the Plan of Reorganization the merger provides for the transfer of all the assets and liabilities of Virtus Core Bond Fund to Virtus Bond Fund and the subsequent liquidation of Virtus Core Bond Fund. The accounting survivor in the proposed merger will be Virtus Bond Fund. This is because the Surviving Fund will invest in a style that is similar to the way in which Virtus Core Bond Fund is currently operated. The Reorganization should also create better efficiencies for the portfolio management team. Virtus Core Bond, the merging fund, will pay 100% of the costs of the reorganization.

The pro forma combined statements should be read in conjunction with the historical financial statements of the Virtus Bond Fund and the notes thereto incorporated by reference in the Registration Statement filed on Form N-14. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Virtus Bond Fund and Virtus Core Bond Fund are both, open-end, management investment companies registered under the Investment Company Act of 1940, as amended.

2.	Shares of Beneficial Interest

The Pro Forma net asset value per share assumes the reduction of shares of Virtus Bond Fund at September 30, 2008 in connection with the proposed reorganization. The amount of reduced shares was calculated based on the net assets, as of September 30, 2008, of Virtus Core Bond Fund (reported in 000s) of $55,351, $1,207 and $1,385, for Class A, Class B and Class C, respectively, and the net asset value of Virtus Bond Fund of $9.75, $9.55 and $9.58 for Class A, Class B, and Class C respectively. Shares of Virtus Bond Fund (reported in 000s) were reduced by 1,464 for Class A, 31 for Class B and 34 for Class C in exchange for Class A, Class B, and Class C shares, respectively of Virtus Core Bond Fund. The Pro Forma Statement of Assets & Liabilities reflects total shares outstanding of the combined fund and the amount of shares to be received from Virtus Core Bond Fund shareholders.

3.	Pro Forma Operations

Pro Forma operating expenses are based on actual expenses of Virtus Core Bond Growth Fund and Virtus Bond Fund, with certain expenses adjusted to reflect the expected expenses of the combined entity. The investment advisory and administration fees have been calculated for the combined Funds based on the fee schedule in effect for Virtus Bond Fund at the combined level of average net assets for the period ended September 30, 2008.

4.	Foreign security country determination

A combination of the following criteria is used to assign the countries of risk listed in the schedules of investments: country of incorporation, actual building address, primary exchange on which the security is traded and country in which the greatest percentage of company revenue is generated.

5.	Illiquid and Restricted Securities

Investments shall be considered illiquid if they cannot be disposed of within seven days in the ordinary course of business at the approximate amount at which such securities have been valued by the Fund. Additionally, the following information is also considered in determining liquidity: the frequency of trades and quotes for the investment, whether the investment is listed for trading on a recognized domestic exchange and/or whether two or more brokers are willing to purchase or sell the security at a comparable price, the extent of market making activity in the investment and the nature of the market for investment. Illiquid securities are footnoted as such at the end of each Fund’s Schedule of Investments where applicable.

Restricted securities are illiquid securities, as defined above, not registered under the Securities Act of 1933. Generally, 144A securities are excluded from this category, except where defined as illiquid.

As September 30, 2008, the Funds held the following illiquid and restricted securities (reported in thousands):

	Acquisition Date	Acquisition Cost	Market Value at 9/30/08	% of Net Assets at 9/30/08
Bond Fund
DLJ Mortgage Acceptance Corp. 96-M, 1 144A 0.000% due 11/28/11		$16	$11	0.0%
Core Bond Fund
Greenwich Structured ARM Products 05-5A, N2 144A, 6.690% due 9/27/45	2/28/06	$315	$142	0.3%
MASTR Resecuritization Trust 05-4C1, N2 144A, 6.429% due 4/26/45	11/12/06	$170	$17	0.0%

6.	Compliance

As of September 30, 2008, the Merging Fund complies with the investment restrictions in the prospectus and diversification requirements under the Investment Company Act of 1940, as amended. The Surviving Fund has elected to be taxed as a “regulated investment company” under the requirements of Subchapter M of the Internal Revenue Code (“IRC”). After the acquisition, the Surviving Fund intends to continue to qualify as a regulated investment company by complying with the provisions available to certain investment companies, as defined in applicable sections of the IRC, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, Federal income taxes.

7.	Federal Income Tax Information (reported in 000’s)

The Funds have capital loss carryovers, which may be used to offset future capital gains, as follows:

Expiration Date	Acquiring Fund Virtus Bond Fund	Target fund Virtus Core Bond Fund
2009	$237	$0
2010	$0	$2,929
2011	$0	$0
2012	$274	$7,849
2013	$5,461	$0
2014	$41	$782
2015	$4,349	$0
2016	$770	$6
Total	$11,132	$11,566

The Funds may not realize the benefit of these losses to the extent the Surviving Fund does not realize gains on investments prior to the expiration of the capital loss carryover.